Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2020	For the Year-Ended October 2019	For the Year-Ended October 2018	For the Year-Ended October 2017
Return on Assets	0.92%	0.90%	0.96%	0.97%
Return on Equity	17.6%	16.8%	17.6%	17.0%
Dividend Payout Ratio	44%	46%	45%	46%
Equity to Asset Ratio	5.50%	5.64%	5.85%	6.12%